Pa3


RECD S.E.C.
AUG 29 2003

UNI[TED STATES]
SECURITIES AND [EXCHANGE COMMISSION]
Washin[gton]

03053229

BD 9/3

OMB APPROVAL	
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SEC FILE NUMBER
8- 15266

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PLANNED INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9339 Priority Way West Drive, Suite 250
(No. and Street)

Indianapolis, (City) Indiana (State) 46240 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

George Donald Steel (317) 575-8804
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.
(Name – *if individual, state last, first, middle name*)

13116 South Western Avenue, Blue Island, Illinois 60406
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 05 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, G. Donald Steel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Planned Investment Co., Inc., as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Chairman

Title

Notary Public

KAY F CLARK
NOTARY PUBLIC STATE OF INDIANA
HENDRICKS COUNTY
MY COMMISSION EXP. MAY 6,2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

JUNE 30, 2003

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Planned Investment Co., Inc.

We have audited the accompanying statement of financial condition of Planned Investment Co., Inc. as of June 30, 2003 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Planned Investment Co., Inc. as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
July 30, 2003

PLANNED INVESTMENT CO., INC.

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

ASSETS

Cash and cash equivalents	$ 126,030
Receivable from broker/dealers	94,771
Securities owned, at market or fair value	82,781
Office furniture and equipment (net of accumulated depreciation of $128,616)	30,391
Leasehold Improvements (net of accumulated amortization of $8,521)	14,817
Other assets	7,415
TOTAL ASSETS	$ 356,205

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$ 45,744
Commissions payable	41,198
Subordinated liability	100,000
Total Liabilities	$ 186,942
SHAREHOLDERS' EQUITY	
Common stock, no par value; authorized 8,000 shares; issued and outstanding 5,500 shares	$ 17,897
Additional paid-in capital	3,577
Retained earnings	147,789
Total Shareholders' Equity	$ 169,263
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 356,205

The accompanying notes are an integral part of this financial statement.

PLANNED INVESTMENT CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED JUNE 30, 2003

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Indiana on September 26, 1969. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and the related expense arising from securities transactions are recognized on a trade date basis.

Securities Owned - Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market value (or fair value) is included in income.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date of less than 90 days when originally purchased by the Company and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of securities owned, are recognized in different years for financial and tax reporting purposes.

Office Furniture and Equipment - Depreciation is provided using straight-line and various accelerated methods over five and seven year periods.

Leasehold Improvements - Amortization is provided using the straight-line method over 32 years.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES – *(Continued)*

disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - RETIREMENT PLAN

The Company has a profit-sharing plan and a deferred compensation plan commonly referred to as a 401(k) Plan. Under the terms of the plan, employees become eligible on the first day of the month following the date they have completed one year of service (1000 hours in the plan year) and attain age 21. The Company may match employee contributions up to a determinable percentage of an employee's compensation and is permitted to make additional discretionary contributions. Company matching contributions to the 401(k) Plan for the year ended June 30, 2003 were $15,843. This amount is included in commissions, other compensation and related benefits on the statement of income. The Company made no contributions to the profit sharing plan for the year ended June 30, 2003.

NOTE 3 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at June 30, 2003 is listed below. The subordinated lender is a shareholder of the Company.

Subordinated loan; 7%, due August 1, 2006	$ 100,000

The subordinated borrowing is covered by an agreement approved by the NASD effective July 9, 2003 and will be available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule from that date. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE 4 - SECURITIES OWNED

Securities owned consist of the following securities:

Securities registered under the Investment Company Act of 1940, at market value	$ 82,781
Warrants at estimated fair value	-0-
Total	$ 82,781

The warrants were issued by the National Association of Securities Dealers, Inc. and are exercisable in four tranches with 1,025 shares of common stock being the maximum number of shares exercisable in each tranche. The first tranche expired on June 27, 2003. Each of the remaining 3 tranches is exercisable for successive one year periods beginning after the expiration of the first tranche. The exercise price in each remaining tranche is one dollar higher than the prior tranche or $14, $15 and $16 per share respectively. The Company's management has valued these warrants at their estimated fair value of $0.

NOTE 5 - RELATED PARTY TRANSACTIONS

Through common ownership and management, the Company is affiliated with George B. Steel, Jr. and Associates, Inc., a life insurance agency. The two companies share office space and other administrative services. The Company was reimbursed $160,833 by George B. Steel, Jr. and Associates, Inc. for various operating expenses. No amounts were owed to or from George B. Steel, Jr. and Associates, Inc. at June 30, 2003.

Through common ownership and management, the Company is also affiliated with Hoosier Trust Company, a State of Indiana chartered trust company. The two companies share office space and other administrative services. Pursuant to a written agreement, the Company was reimbursed $10,100 by Hoosier Trust Company for various operating expenses.

NOTE 5 - RELATED PARTY TRANSACTIONS – *(Continued)*

The Company made payments to officers for automobile leases totaling $6,360. There are no written leases in the Company's name and none between the Company and the officers relating to these payments.

NOTE 6 - LEASE COMMITMENTS

The Company leases office space at four locations. The leases expire at various dates beginning November 30, 2003. The office rent expense for the year ended June 30, 2003 was $56,493.

Minimum annual rentals under these noncancellable operating leases, exclusive of additional payments that may be required for certain increases in operating and maintenance costs, are as follows:

Year Ending June 30	
2004	$ 106,814
2005	89,402
2006	81,738
2007	74,280
2008	57,825
Total	$ 410,059

NOTE 7 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2003 the Company's net capital and required net capital were $90,003 and $50,000 respectively. The ratio of aggregate indebtedness to net capital was 97%.

NOTE 8 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. The financial instruments include exchange-traded and over the counter options. These two derivative financial instruments are used to meet the needs of customers and are subject to varying degrees of market and credit risk. As a writer of options the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. Market risk is substantially dependent upon the value of the underlying financial instruments and is affected by market forces such as volatility and changes in interest and foreign exchange rates.

To execute the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/Dealer) whereby that Clearing Broker/ Dealer will execute and clear securities transactions for the Company on a fully disclosed basis. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers". The agreement may be terminated by either party with 90 days prior notification. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized and any additional expenses incurred pertaining to the transaction or other customer activity.